Filed by Xerox Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc. Commission File No.: 1-12665

Headline:

ACS’s Healthcare, Finance & Insurance Group excels

“Fiscal year 09 was a great year of both top-line and bottom-line double-digit growth for our group,” said Connie Harvey, president of ACS’s Healthcare, Financial Services and Insurance (HFI) Group. “We’re now focused on successfully implementing the large amount of new business we sold last year, and leveraging our expanded services to continue this significant growth trend.”

The HFI Group had many accomplishments last year, including:

Unprecedented growth

“We had a strong year of growth, with 15 percent top line and 17 percent bottom line growth,” Connie said. “If you look at where that growth came from, it was a mixed bag. On the healthcare payer and insurance side, the revenue increased dramatically. Our typical customer in this sector watched their own company’s stock decrease by 40 to 80 percent over the past two years. Internally, this created a stronger focus on new efficiencies and ways to cut costs – and turning to ACS for the rapid returns they need. On the flip side, in the health care provider space where we sell our consulting services, these customers are cutting costs and putting off engagements, so we saw a decrease in this area.”

Diversified delivery base through acquisition

The HFI group was part of a number of acquisitions in FY09, most notably, MultiVoice and Eservices.

MultiVoice gave ACS a strong Latin American presence, an expanded delivery model and new client options in that area. Eservices is a call center in Jamaica that gave them near shore customer care capabilities that serve as an alternative to Mexico.

The group also acquired assets that will enable a transition of traditional ACS transactional services in the Finance Services line of business into specialty services that support mortgage and foreclosure processing.

Created a new service line

“A large client wanted to drive down their healthcare communications costs – primarily outbound printing and mail. Our group partnered with another company to create a unique technology solution that consolidates outbound mail, provides better control and tracking, reduces paper and decreases cost,” Connie said. “We actually acquired this client’s print and mail services, which we will leverage as we serve up this new solution to the healthcare, financial services, and insurance communications market.

“Essentially, we have combined ACS’ expertise in managing large-scale transaction processing with our partner’s technical expertise to create a unique model that dramatically reduces postage costs for our clients,” she added. “We expect to see great growth opportunities in this new area in the coming year.”

Transformation of healthcare consulting

Also in FY09, the group transformed healthcare consulting from a staff augmentation model into a comprehensive solution sale that drives longer-term, recurring revenue deals.

“The intent is to invest in clinical transformation and financial or Revenue Cycle Management services where we help hospitals reengineer there processes and cash collection efforts. We do this in addition to IT installments we are currently providing. This will transition our business model from a non-recurring revenue stream to a more predictive recurring revenue stream,” Connie noted.

FY10: “Strategic positioning”

“We have a more agile organizational structure, and a changing market,” Connie said. “We will focus on understanding the implications of healthcare reform and the healthcare stimulus package, and the new directions our business will need to take to respond to and flourish from these changes.”

Connie also sees a shift in client needs and expectations. “We talked about how our clients want to reduce costs quickly, and embracing the outsourcing model to accomplish those reductions. We’re also seeing these clients consolidating the number of vendors they use. They want more strategic partners that can align across multiple lines of business. ACS has the size and breadth to capitalize on this trend and expand these relationships.”

The HFI Group is focusing on these strategies right now:

Penetrate and radiate

“Last year, we were successful in launching a model that enabled our clients to drive postage costs down, and reduce the volume of paper mail. That also drives down our transaction volume as well,” Connie pointed out. “By penetrating and radiating our existing client base, we have the opportunity to make up for the lost transaction volume revenue. We will also look at opportunities were we can win, for example, a $5 million contract with a large client can grow to $40 throughout that organization after we prove ourselves. As clients look to consolidate the number of vendors they use, we have a great opportunity to radiate.”

Redirect healthcare business

“This is an incredible year for the HFI group in that we’re making decisions that can reshape our future. How we redirect our business as it relates to healthcare and how that impacts our customers is critical,” Connie said. “The fact is, neither our client base nor we completely know the ramifications that healthcare reform will have on our businesses. In FY10, we must respond to the changes and position our organization to take our customers into the future.”

Develop new service offerings

“FY10 will bring a focus on new service offerings for our client base. This will come from either radiating our current technologies and processes within the customers, providing innovative solutions for new services, leveraging other outsourcing services within ACS, or completing strategic acquisitions to complement our business,” Connie said. “Our focus is to become the go to partner for our client as they look to drive additional savings.”

In summary

“This is a strategic year in which HFI is in a pivotal position. The market is focused on cost reductions through outsourcing; we have a solid customer base and customer satisfaction is at an all time high. We’re in a good position to capitalize on the changes ahead,” Connie said. “We have to continue to focus on the needs of our clients, deliver superior services, and keep our strategic goals in our line of sight.

“This year will establish a solid basis for continued growth into the future.”

Pull Quote:

This article was first published in ACS Today, an internal magazine for ACS employees. It was published in Fall 2009.

This letter contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the unprecedented volatility in the global economy; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; the risk that we will not realize all of the anticipated benefits from the acquisition of Affiliated Computer Services, Inc.; and

other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2008 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and ACS’s 2009 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the Securities and Exchange Commission. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction. Xerox has mailed the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction before making any voting or investment decision because it contains important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Xerox’s website, http://www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, http://www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger are set forth in the joint proxy statement/prospectus filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its annual report on Form 10-K filed with the SEC on August 27, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.